EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges (1)

(Dollars in millions)	2010	2009	2008	2007	2006

Earnings from continuing operations before income taxes	$636	$254	$461	$649	$492
Add:
Interest expense	105	85	95	107	105
Appropriate portion of rental expense (2)	14	12	14	17	20
Amortization of capitalized interest	7	8	7	8	10
Earnings as adjusted	$762	$359	$577	$781	$627

Fixed charges:
Interest expense	$105	$85	$95	$107	$105
Appropriate portion of rental expense (2)	14	12	14	17	20
Capitalized interest	3	14	9	8	4
Total fixed charges	$122	$111	$118	$132	$129

Ratio of earnings to fixed charges	6.2x	3.2x	4.9x	5.9x	4.9x

(1)
The Company completed the sale of the polyethylene terephthalate ("PET") business, related assets at the Columbia, South Carolina, site, and technology of its Performance Polymers segment on January 31, 2011. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment.  Performance Polymers segment operating results are presented as discontinued operations for all periods presented.  For additional information, see Note 2, "Discontinued Operations and Assets Held for Sale" and Note 26, "Subsequent Events" to the Company's consolidated financial statements in Part II, Item 8 of this 2010 Annual Report on Form 10-K.

(2)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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